UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SPECTRALINK CORPORATION

(Name of subject company (Issuer))

POLYCOM, INC.

SPYGLASS ACQUISITION CORP.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share (Title of classes of securities)	847580107 (CUSIP number of common stock)

Michael R. Kourey

Senior Vice President, Finance and Administration and

Chief Financial Officer

Polycom, Inc.

4750 Willow Road

Pleasanton, California 94588

(925) 924-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Sayed M. Darwish, Esq. Vice President, General Counsel and Secretary Polycom, Inc. 4750 Willow Road Pleasanton, California 94588 (925) 924-6000	Mark A. Bertelsen, Esq. N. Anthony Jeffries, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third party tender offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on February 20, 2007, as amended (the “Initial Statement”), and relates to the offer by Spyglass Acquisition Corp., a Delaware corporation (the “Offeror”) and wholly-owned subsidiary of Polycom, Inc., a Delaware corporation (the “Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SpectraLink Corporation, a Delaware corporation (the “Company”), at a purchase price of $11.75 per Share (or any different amount per Share that is paid in the tender offer), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The Offer was made pursuant to the Agreement and Plan of Merger, dated as of February 7, 2007 (the “Merger Agreement”), among the Offeror, the Parent and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 8 and 11. Interest in Securities of the Subject Company; Additional Information.

Items 8 and 11 of the Initial Statement are hereby amended and supplemented by including the following:

“The guaranteed delivery period for the subsequent offering period expired at 12:00 Midnight, New York City time, on March 28, 2007. Based on the final count of the depositary for the tender offer, an aggregate of 17,887,866 common shares, representing approximately 90.8% of the outstanding common shares of the Company, were validly tendered and accepted for payment.”

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPYGLASS ACQUISITION CORP.

By:	/S/ SAYED M. DARWISH
Name:	Sayed M. Darwish
Title:	President and Secretary

POLYCOM, INC.

By:	/S/ MICHAEL R. KOUREY
Name:	Michael R. Kourey
Title:	Senior Vice President, Finance and Administration and Chief Financial Officer

Dated March 29, 2007